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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

Rimfire to Acquire Australian Exploration Licences in Prolific Lachlan Fold Belt

PR06-17

Vancouver, BC – October 3, 2006:  David Caulfield, President and CEO of Rimfire Minerals Corporation (the "Company") announces the application for exploration licences covering 31,467 hectares (314.67 square kilometres) in the Lachlan Fold Belt, New South Wales, Australia.  The licences encompass all available high-priority targets (a total of 14) identified in a data mining study conducted by a private company, BWG Mining. BWG has granted Rimfire a two-year exclusive right to use the study’s target maps and data to acquire licences and conduct exploration in the 120,000 square kilometre study area. The licences are held by Rimfire Australia Pty Ltd, a wholly-owned subsidiary of Rimfire Minerals Corporation.

The Lachlan Fold Belt is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Significant porphyry copper gold, epithermal gold, volcanogenic-hosted massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits are noted in this prolific belt. Recognizing the potential of this belt, the New South Wales government has made a large commitment to enhance exploration in the Lachlan Fold Belt with geoscience expenditures in excess of A$50 million in recent years. Importantly, the geoscience datasets accumulated from this work are of exceptional quality.  The varied types of data and the density at which they were collected are ideal for the application of “Neural Network”, or statistical data mining techniques, to target gold deposits.

“To make a discovery, you choose prospective regions with the greatest potential. The Lachlan Fold Belt is proven, yet still in its infancy as an exploration district,” stated Mark Baknes, VP of Exploration for Rimfire.  “With its wealth of geoscience data, the area is perfectly suited for BWG’s proprietary neural network approach to exploration. We are very impressed by BWG’s work. Their attention to detail and the analytical process utilized by BWG is unsurpassed in this evolving exploration methodology. With this predictive tool and our experienced team we will put ourselves on the best possible targets in the shortest possible time.”

The BWG study involved the compilation of Landsat, topography, geophysical (gravity, magnetic and radiometric), geochemical, lithological, structural geology and drilling databases. The neural network techniques applied to the databases yielded numerous high-priority targets, including the 14 covered by Rimfire’s exploration licence applications. More information regarding BWG Mining and its proprietary data mining process can be found at http://www.bwgmining.com.

BWG Mining has granted Rimfire the exclusive licence and right to use the Data Mining Study of the Lachlan Fold Belt report for a period of two years. The Company paid a fee for use of the Study and upon designation of project areas, the Company will pay additional fees based on project designation and exploration expenditures. BWG will retain a 2% Net Smelter Royalty in all designated projects. During the two year licence period, the Company must make eligible exploration expenditures of at least USD$150,000.

Rimfire Minerals Corporation is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and silver properties. Rimfire is partnered with Barrick Gold Corporation, Newmont Mining Company, Northgate Minerals Corporation, Fronteer Development Group, Cangold Limited, Serengeti Resources Inc., Arcus Development Group Inc. and BWG Mining.

On behalf of Rimfire Minerals Corporation

“David A. Caulfield”

David A. Caulfield, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This release is not intended for U.S. media or circulation within the United States. The securities described herein have not been, and will not be, registered under the Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

September 25, 2006

Item 3

Press Release:

Date

Place of Issue

October 3, 2006

Vancouver, British Columbia

Market News Publishing Inc., Canada Stockwatch,

InfoMine
(*Delivery to news services does not guarantee publication or broadcast.)

Item 4

Summary of Material Change:

Rimfire Minerals Corporation announces the application for exploration licences covering 31,467 hectares in the Lachlan Fold Belt, New South Wales, Australia. The licences encompass all available high-priority targets identified in a data mining study conducted by a private company, BWG Mining. BWG has granted Rimfire a two-year exclusive right to use the study’s target maps and data to acquire licences and conduct exploration in the 120,000 square kilometre study areas.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation announces the application for exploration licences covering 31,467 hectares in the Lachlan Fold Belt, New South Wales, Australia. The licences encompass all available high-priority targets identified in a data mining study conducted by a private company, BWG Mining. BWG has granted Rimfire a two-year exclusive right to use the study’s target maps and data to acquire licences and conduct exploration in the 120,000 square kilometre study areas.

BWG Mining has granted Rimfire the exclusive licence and right to use the Data Mining Study of the Lachlan Fold Belt report for a period of two years. The Company paid a fee for use of the Study and upon designation of project areas, the Company will pay additional fees based on project designation and exploration expenditures. BWG will retain a 2% Net Smelter Royalty in all designated projects. During the two year licence period, the Company must make eligible exploration expenditures of at least USD$150,000.

The BWG study involved the compilation of Landsat, topography, geophysical (gravity, magnetic and radiometric), geochemical, lithological, structural geology and drilling databases. The neural network techniques applied to the databases yielded numerous high-priority targets, including the 14 covered by Rimfire’s exploration licence applications.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7

Omitted Information:

Not applicable.

Item 8

Executive Officers:

David A. Caulfield, President

700-700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Telephone: (604) 669-6660

Email: davidc@rimfire.bc.ca

Dorothy Miller, Chief Financial Officer

700-700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Telephone: (604) 669-6660

Item 9

Date:

DATED at the City of Vancouver, in the Province of British Columbia this 3rd day of October, 2006.

RIMFIRE MINERALS CORPORATION

“David A. Caulfield”

David A. Caulfield, President and CEO

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: October 3, 2006	By: “David A. Caulfield”

David A. Caulfield, President